Exhibit 99.1

NEWS RELEASE

Fortuna publishes its 2022 Sustainability Report

Vancouver, July 24, 2023: Fortuna Silver Mines Inc. (NYSE: FSM; TSX: FVI) is pleased to announce the publication of its fifth annual sustainability report, which details the Company´s performance on key environmental, social, and governance (ESG) indicators during 2022. The 2022 Sustainability Report highlights Fortuna´s sustainability management and initiatives at each operating mine as well as our contributions within our host countries. The Report also includes a dedicated ESG data section containing disclosure under Sustainability Accounting Standards Board (SASB) Metals and Mining Standard, the Task Force on Climate-Related Financial Disclosures Recommendations (TCFD) and the Global Reporting Initiative (GRI) standard.

Jorge A. Ganoza, Chief Executive Officer of Fortuna, commented, “We remain firmly committed to integrating sustainability into our business strategy, organizational culture, and day-to-day operations. As society increasingly demands higher social and environmental standards from the mining sector, we are dedicated to meeting these expectations in our efforts to achieve sustainable growth.” Mr. Ganoza continued, “We also seek to add value to our host and surrounding communities; this is accomplished by creating quality jobs, developing local businesses, and contributing to the improvement of social services and infrastructure.”

“Operational excellence is at the heart of our sustainability efforts and the baseline of our credibility as a responsible miner”, said Julien Baudrand, Senior Vice-President Sustainability. “We are committed to acting proactively and continually improving our standards and processes to minimize our impact on the environment, promote health and safety, and create value for our surrounding communities. By implementing best practices and investing in new technologies at site level, we aim to optimize our operations and reduce work-related injuries, waste disposal, water use, energy use, biodiversity loss and greenhouse gas emissions.”

Key facts and figures from the 2022 Sustainability Report include the following:

Governance

•	75 percent of our directors are independent
•	37.5 percent of our directors are female
•	35 percent of executive short-term incentive compensation is linked to ESG performance; including health and safety, environment, community, tailings management, and climate change action plans
•	Robust ESG oversight structures are in place; including board, corporate, and regional sustainability committees

Human Resources, Human Rights and Ethics

•	5,233 full-time workers; including 2,174 direct employees
•	16.84 percent of all employees are female
•	19.15 percent of management positions are female
•	0 recorded cases of human rights violations

Occupational Health and Safety

•	Adoption of the Global Industry Standard for Tailings Management
•	50 percent of our operating mines are compliant with ISO 45001
•	1 fatality (Lindero Mine, January 2022)
•	2.67 Total Recordable Incident Frequency Rate (21 percent decrease compared to 2021)
•	0.30 Lost Time Injury Frequency Rate
•	An annual average of 19.5 hours dedicated to training full-time employees in health, safety, and emergency response protocols

Communities

•	US$5,636,894 spent on community-related investments
•	41.85 percent of employees come from local communities
•	7.71 percent of suppliers sourced from local communities

Environment

•	Publication of Fortuna’s Climate Change Position Statement
•	50 percent of our operating mines are compliant with ISO 14001
•	Greenhouse gas (GHG) emissions intensity of 17.94 tonnes of carbon dioxide equivalent (tCO2eq) emitted per thousand tonnes of processed ore
•	energy intensity consumed of 0.22 gigajoules (GJ) per tonne of processed ore, and 14 percent of total energy consumed is renewable
•	Freshwater withdrawal intensity of 0.25 cubic meters (m3) per tonne of processed ore
•	63 percent of water used is recycled
•	0 incidents of non-compliance associated with water quality permits, standards and regulations
•	0 significant spills
•	0 significant incidents associated with hazardous materials and waste management

Please view Fortuna´s 2022 Sustainability Report on our website. Questions and feedback regarding the report are welcome at sustainability@fortunasilver.com.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For further information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube